DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
12/27/06


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER

458,270

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

458,270
_________________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

458,270

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES
[]

13. PERCENT OF CLASS REPRESENTED BY ROW 11

12.03%

14. TYPE OF REPORTING PERSON

IA
___________________________________________________________

This statement constitutes amendment No.1 to the Schedule
13D filed on December 5, 2006. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10-Q filed on 11/14/06 there were 3,807,500 shares of RMX outstanding as of 11/1/06. The
Percentage set forth in item 5 was derived using such number.

Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 458,270 shares of RMX or 12.03% of the outstanding shares.


Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.


  c) During the past 60 days the following shares of RMX were purchased (there were no sales):

12/04/2006	2000	10.55
12/14/2006	2,000	10.65
12/20/2006	1,400	11
12/27/2006	37,700	10.9997
12/27/2006	9,200	10.9997
12/27/2006	3,400	10.9997
12/27/2006	9,200	10.9997
12/27/2006	9,200	10.9997
12/27/2006	45,700	10.9997
12/27/2006	600	10.9
12/28/2006	600	10.94

  d)   Beneficiaries of managed accounts are
     entitled to receive any dividends or sales proceeds.

  e)   NA

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 1/9/07

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name: 	Andrew Dakos